

Mail Stop 3561

June 7, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Stanley J. Gadek
Chief Financial Officer
AirTran Holdings, Inc.
9955 AirTran Blvd.
Orlando, Florida 32827

> **Re: AirTran Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 001-15991**

Dear Mr. Gadek:

We have reviewed the above-referenced filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2005</u>

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Commitments, page 30

1. We note that you have appropriately included interest payments on long term debt in your table of contractual obligations. Please revise your footnote disclosure to include an explanation of the methodology and significant assumptions you have used in your estimate. This explanation should include the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Also, please either break out the interest portion separately within the table or disclose the total in your footnoted explanation.

2. We note from your disclosure on page 50 that, as a presenting sponsor at the Georgia Aquarium, you have committed to pay $7.5 million over 5 years. Supplementally explain to us how this commitment is reflected in your table of contractual obligations, or revise your table to reflect such commitment. Also, supplementally explain to us how you will record such payments.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Cash, Cash Equivalents and Restricted Cash, page 45

3. You refer to "collateral to support credit card holdbacks for advance ticket sales." Please explain the nature of and reasons for these holdbacks. In addition, please explain how you classify, record and account for this activity in your financial statements, including your cash flow statement. In this regard, it appears that all such collateral is classified as a current asset and that all related activities are reflected in the operating section of the cash flow statement. Please advise.

Advertising Expenses, page 46

4. We note from your disclosure that, during 2005, you exchanged miles from your rewards program for promotional consideration, and that the fair value of the miles exchanged of approximately $4.6 million was recognized as advertising expense during the year ended December 31, 2005. Supplementally explain to us the nature of such promotional consideration received. Include in your response the approximate value of such consideration and timing of delivery. We may have further comment on your response.

Frequent Flier Program, page 47

5. It appears, from the narrative on page 7, that free travel can also be earned through Hertz car rentals. Please tell us how this program operates. That is, explain when and how you measure and record related revenues and liabilities. The footnote should be expanded to address this matter as well.

Note 3. Commitments and Contingencies

Fuel Risk Management, page 49

6. You state that both fixed-price and cap arrangements involve an agreement to purchase defined quantities of aviation fuel from a third party. We assume that these quantities are specified in gallons. If true, please disclose your purchase requirements in terms of gallons, as well as in terms of approximate percentages of anticipated fuel needs.

General Indemnifications, page 50

7. It appears that many of the arrangements described on pages 50 and 51 are subject to the accounting and disclosure requirements of FIN 45. If true, the initial recognition and measurement provisions in paragraphs 9 and 10 of the Interpretation would apply to guarantees issued or modified after December 31, 2002. Because the issuance of these guarantees imposes a noncontingent obligation to stand ready to perform in the event that the specified triggering event occurs, liabilities for those guarantees should be recognized at inception even if it is not probable that payments will be required under those guarantees. If applicable, please describe those guarantees issued or modified after December 31, 2002 and demonstrate your compliance with FIN 45. If you believe that the fair values of these guarantees are not material, provide numerical support for your conclusion.

Note 7. Leases, page 54

8. As you hold variable interests in VIEs but you do not consider yourself to be the primary beneficiary, it appears that additional disclosures should be provided under paragraph 24 of FIN 46(R). Please revise or advise.

Item 9A. Controls and Procedures

9. We note that you have evaluated internal control as ineffective for the year ended December 31, 2005 and, although you have proposed a remediation plan, such plan was not complete as of the filing date of your Form 10-Q for the quarterly period ended March 31, 2006. Supplementally tell us the status of such remediation.

10. As a related matter, please explain how you and your independent accountants were able to gain assurance that your financial statements for the quarter ended March 31, 2006 could be relied upon.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Fuel Adjustment, page 7

11. We note from your disclosure that you adjusted fuel expense and prepaids by $6.8 million in the first quarter due to errors in a certain calculation related to fuel expense. We also note your assertion that you do not consider such adjustment, which spans fiscal years 2003 and onward, material to quarter or annual financial statements. Supplementally provide us with your assessment of significance on a quarterly and annual basis for each period affected, along with support for your assertion that such amount is not material. Consider the impact of the cumulative effect of the adjustment to the opening balance of retained earnings. In addition, consider the period specific effects of the error on your current income statement as well as on prior period income statements. We may have further comment on your response.

12. As a related matter, supplementally tell us whether this item has been included in the metrics discussed in MD&A, and if so, what impact it had on each applicable metric presented in the table on page 14.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

                                                    Sincerely,

                                                    David R. Humphrey
                                                    Branch Chief